UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

(Amendment No. 6)

RMG NETWORKS HOLDING CORPORATION

(Name of the Issuer)

RMG Networks Holding Corporation

SCG Digital, LLC

SCG Digital Merger Sub, Inc.

SCG Digital Financing, LLC

SCG Digital Holdings, LLC

White Knight Capital Management LLC

The Gregory H. Sachs Revocable Trust UDT Dtd. 4/24/98

2011 Sachs Family Trust

Gregory H. Sachs

Sachs Capital Group LP

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

74966K300

(CUSIP Number of Class of Securities)

Robert Michelson President and Chief Executive Officer RMG Networks Holding Corporation 15301 North Dallas Parkway Suite 500 Addison, TX 75001 (800) 827-9666	Gregory H. Sachs Sachs Capital Group LP 2132 Deep Water Lane, Suite 232 Naperville, IL 60564 (312) 784-3956
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With copies to:

Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606 Attn: Ameer I. Ahmad, Esq. aahmad@mayerbrown.com	Foley Gardere Foley & Lardner LLP 2021 McKinney Ave., Suite 1600 Dallas, Texas 75201 Attn: Evan Stone, Esq. Christopher J. Babcock, Esq. estone@foley.com cbabcock@foley.com

This statement is filed in connection with (check the appropriate box):

☒                a.        The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934 (the “Exchange Act”).

☐                  b.        The filing of a registration statement under the Securities Act of 1933.

☐                  c.         A tender offer.

☐                  d.        None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$14,391,572	$1,792

*                 Calculated solely for purposes of determining the filing fee. The transaction value was determined based upon multiplying 11,156,257 shares of common stock, par value $0.0001 per share of RMG Networks Holding Corporation, by $1.29 per share.

**          The filing fee, calculated in accordance with Exchange Act Rule 0-11(c)(1), was calculated by multiplying the transaction value by 0.0001245.

☒          Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,792
Form or Registration No.: Schedule 14A
Filing Party: RMG Networks Holding Corporation
Date Filed: May 10, 2018 ($1,764) and August 20, 2018 ($28)

INTRODUCTION

This Amendment No. 6 (this “Final Amendment”) to Rule 13e-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Transaction Statement”), is being filed by (1) RMG Networks Holding Corporation, a Delaware corporation (“RMG” or the “Company”), the issuer of the common stock, par value $0.0001 per share (the “Company Common Stock”) that is subject to the Rule 13e-3 transaction, (2) Sachs Capital Group LP, a Delaware limited partnership, (3) SCG Digital Holdings, LLC, a Delaware limited liability company and successor by conversion of SCG Digital Holdings, Inc., and an affiliate of Gregory H. Sachs, the Company’s executive chairman (“SCG Digital Holdings”), (4) SCG Digital, LLC, a Delaware limited liability company and wholly-owned subsidiary of SCG Digital Holdings (“Parent”), (5) SCG Digital Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), (6) SCG Digital Financing, LLC, a Delaware limited liability company (“SCG Financing”), (7) White Knight Capital Management LLC, an Illinois limited liability company, (8) The Gregory H. Sachs Revocable Trust UDT Dtd. 4/24/98,  (9) 2011 Sachs Family Trust and (10) Gregory H. Sachs, executive chairman of the Board of Directors of the Company (collectively, the “Filing Persons”).

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

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Item 15. Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On September 27, 2018, at a special meeting of the Company’s stockholders, the Company’s stockholders voted to approve a proposal to adopt and approve the Agreement and Plan of Merger, dated as of April 2, 2018 and amended on August 18, 2018, by and among the Company, Parent, Merger Sub and SCG Financing (as amended, the “Merger Agreement”) by the affirmative vote (in person or by proxy) of the holders of (a) a majority of the outstanding shares of the Company’s common stock, par value $0.0001 per share (the “Company Common Stock”), entitled to vote thereon and (b) a majority of the outstanding shares of Company Common Stock, held by stockholders other than (i) Parent or Merger Sub or any of their respective affiliates, including Gregory H. Sachs, the Company’s executive chairman, and (ii) any of the Company’s executive officers.

On September 28, 2018, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which Merger Sub was merged with and into the Company (the “Merger”) with the Company surviving the Merger as a wholly owned subsidiary of SCG Digital Holdings, the surviving entity in a merger with Parent immediately prior to the Merger. At the effective time of the Merger, (a) each share of Company Common Stock issued and outstanding prior to the effective time of the Merger was canceled and converted into the right to receive $1.29 in cash, without interest and less applicable withholding taxes, other than the following excluded shares: (1) shares of Company common stock owned by the Company or shares owned by Parent or Merger Sub or their respective affiliates, including those shares held by Gregory H. Sachs, the Company’s executive chairman, all of which were canceled, and no payment made with respect thereto and (2) shares of Company common stock held by a stockholder who properly exercises and does not fail to perfect, withdraw or otherwise lose, appraisal rights in accordance with Delaware law and (b) the separate corporate existence of Merger Sub ceased.

As a result of the Merger, the Company Common Stock has ceased to trade on the NASDAQ Capital Market (“NASDAQ”) as of the close of trading on September 28, 2018 and became eligible for delisting from NASDAQ and termination of registration under the Exchange Act pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i). Accordingly, NASDAQ has filed an application on Form 25 with the SEC to report that the Company is no longer listed on NASDAQ and the Company will file a Certification and Notice of Termination of Registration on Form 15 with the SEC in order to deregister the Common Stock and suspend its reporting obligations under the Exchange Act.

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Item 16. Exhibits

Exhibit Index

(a)(2)(i)	Proxy Statement of RMG Networks Holding Corporation (incorporated by reference to the Schedule 14A filed concurrently with this Transaction Statement with the SEC).

(a)(2)(ii)	Form of Proxy Card (incorporated by reference to the Proxy Statement).

(a)(2)(iii)	Letter to Stockholders (incorporated by reference to the Proxy Statement).

(a)(2)(iv)	Notice of Special Meeting of Stockholders (incorporated by reference to the Proxy Statement).

(a)(2)(v)

Press Release issued by RMG Networks Holding Corporation, dated April 2, 2018 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 3, 2018).

(a)(2)(vi)	Press Release issued by RMG Networks Holding Corporation, dated June 5, 2018 (incorporated by reference to the Schedule 14A filed by the Company on June 5, 2018).

(a)(2)(vii)	Press Release issued by RMG Networks Holding Corporation, dated August 6, 2018 (incorporated by reference to the Schedule 14A filed by the Company on August 6, 2018).

(a)(2)(viii)	Press Release issued by RMG Networks Holding Corporation, dated September 27, 2018.

(c)(1)	Opinion of Lake Street Capital Markets, LLC, dated April 2, 2018 (incorporated by reference to Annex B of the Proxy Statement).

(c)(2)*	Presentation of Lake Street Capital Markets LLC to the Special Committee of the Board of Directors of RMG Networks Holding Corporation, dated April 2, 2018.

(c)(3)**	Draft opinion of Cassel Salpeter & Co.

(c)(4)**	Draft Presentation of Cassel Salpeter & Co. to the Special Committee of the Board of Directors of RMG Networks Holding Corporation, dated August 1, 2018.

(d)(1)

Agreement and Plan of Merger, dated April 2, 2018, by and among the Company, SCG Digital, LLC, SCG Digital Merger Sub, Inc., and SCG Digital Financing, LLC (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 3, 2018).

(d)(2)

Subordinated Loan and Security Agreement, dated April 2, 2018, by and among the Company, RMG Networks, Inc., RMG Enterprise Solutions, Inc., RMG Networks Limited, RMG Networks Middle East, LLC, and SCG Digital Financing, LLC (incorporated by reference to Exhibit 10.30 to Amendment No. 1 to the Company’s Annual Report on Form 10-K/A filed with the SEC on April 30, 2018).

(d)(3)

Voting Agreement, dated April 2, 2018, by and between the Company and certain stockholders of the Company listed on Schedule 1 thereto (incorporated by reference to Exhibit 2.3 to the Company’s Current Report on Form 8-K filed with the SEC on April 3, 2018).

(d)(4)*	Escrow Agreement, dated April 23, 2018, by and among the Company, SCG Digital, LLC, SCG Digital Merger Sub, Inc., and, SCG Digital Financing, LLC, and Citibank, National Association, as escrow agent.

(d)(5)

First Amendment to Amended and Restated Loan and Security Agreement, dated April 2, 2018, by and among Silicon Valley Bank, the Company, RMG Networks, Inc., RMG Enterprise Solutions, Inc., RMG Networks Limited, RMG Networks Middle East, LLC (incorporated by reference to Exhibit 2.4 to the Company’s Current Report on Form 8-K filed with the SEC on April 3, 2018).

(d)(6)

Letter Agreement, dated April 23, 2018, by and among the Company, SCG Digital, LLC, SCG Digital Merger Sub, Inc., and SCG Digital Financing, LLC (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on April 24, 2018).

(d)(7)

Letter Agreement, dated May 3, 2018, by and among the Company, SCG Digital, LLC, SCG Digital Merger Sub, Inc., and SCG Digital Financing, LLC (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 8, 2018).

(d)(8)

First Amendment and Waiver Agreement, dated August 18, 2018, by and among the Company, SCG Digital, LLC, SCG Digital Merger Sub, Inc., and SCG Digital Financing, LLC (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 20, 2018).

(d)(9)

First Amendment and Waiver Agreement, dated August 18, 2018, by and among RMG Networks Holding Corporation, RMG Networks, Inc., RMG Enterprise Solutions, Inc., RMG Networks Limited, and RMG Networks Middle East, LLC, and SCG Digital Financing, LLC (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed with the SEC on August 20, 2018).

(f)(1)	Section 262 of the General Corporation Law of the State of Delaware (incorporated by reference to Annex C of the Proxy Statement).

* Previously filed by this Transaction Statement on May 10, 2018.

** Previously filed by Amendment No. 4 to this Transaction Statement on August 31, 2018.

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SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 1, 2018

RMG NETWORKS HOLDING CORPORATION

By:	/s/ Robert Michelson
Name:	Robert Michelson
Title:	President & CEO

SCG DIGITAL, LLC

By:	/s/ Gregory H. Sachs
Name:	Gregory H. Sachs
Title:	President

SCG DIGITAL MERGER SUB, INC.

By:	/s/ Gregory H. Sachs
Name:	Gregory H. Sachs
Title:	President

SCG DIGITAL FINANCING, LLC

By:	/s/ Gregory H. Sachs
Name:	Gregory H. Sachs
Title:	President

SCG DIGITAL HOLDINGS, LLC

By:	/s/ Gregory H. Sachs
Name:	Gregory H. Sachs
Title:	President

THE GREGORY H. SACHS REVOCABLE TRUST UDT DTD. 4/24/98

By:	/s/ Gregory H. Sachs
Name:	Gregory H. Sachs
Title:	Trustee

WHITE KNIGHT CAPITAL MANAGEMENT LLC

By: RedLeaf Management Company, LLC, its Manager

By:	/s/ Michelle Sibley
Name:	Michelle Sibley
Title:	Manager

2011 SACHS FAMILY TRUST

By:	/s/ Gerald M. Sachs
Name:	Gerald M. Sachs
Title:	Trustee

GREGORY H. SACHS

By:	/s/ Gregory H. Sachs
Gregory H. Sachs

SACHS CAPITAL GROUP LP

By: Redleaf Holdings, LLC, its General Partner

By: Redleaf Management Company, LLC, its Manager

By:	/s/ Michelle Sibley
Name:	Michelle Sibley
Title:	Manager

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